Chapman and Cutler LLP 1801 K Street NW 7th Floor Washington, DC. 20006 T 202-478-6492

May 20, 2025

VIA EMAIL AND EDGAR CORRESPONDENCE

Michael Rosenberg

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Volatility Shares Trust; File Nos. 333-263619; 811-23785

Dear Mr. Rosenberg:

This letter responds to your additional comments, provided by phone on May 15, 2025, regarding Post-Effective Amendment Nos. 65-67 under the Securities Act of 1933 and Amendment Nos. 67-69 under the Investment Company Act of 1940 to the registration statement filed on Form N-1A by Volatility Shares Trust (the “Registrant”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 7, 2025 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the XRP ETF, -1x XRP ETF, and 2x XRP ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements. Copies of each Fund’s statutory prospectus reflecting the changes made in response to your comments will be emailed to you under separate cover.

Comment 1

In the fee table for the Funds, please change the date from which the fee waiver will at least run through, from March 7, 2026 to the date that the Fund’s shares are publicly offered, i.e., May 22, 2026.

Response: The Registrant has made the requested change.

Comment 2

With regard to the prospectus for XRP ETF, on page 2, please define the term “Subsidiary” in a manner similar to the way that term is defined in the prospectus for 2x XRP ETF.

Response: The Registrant has made the requested change.

Comment 3

On page 12 of the marked version of the prospectus for each Fund previously provided to us, please make the following change:

“Risks Related to the Regulation of XRP – Any final determination by a court that XRP or any other digital asset may be offered and sold as a “security” or investment contract may adversely affect the value of XRP and the value of the Shares, and, if XRP is not, or cannot, be registered as a security, result in a potential termination of the Fund.

Response: The Registrant has made the requested change.

Comment 4

Please disclose the “tokenomics” of the XRP blockchain, including how many tokens have been issued, whether there is a limit on how many may be issued and the burn schedule, to the extent not already addressed.

Response: On pages 5-6 of the marked version of the Funds’ prospectuses previously sent to you, the following is already disclosed and appears to address the comment:

“Unlike other digital assets such as bitcoin or ether, XRP was not and is not mined gradually over time. Instead, all 100 billion XRP tokens were created at the time of the XRP Ledger’s launch in 2012. This means that every XRP token that exists today was generated from the outset, without the need for a mining process. Of the 100 billion XRP generated by the XRP Ledger’s code, the founders of Ripple Labs retained 20 billion XRP and the rest, nearly 80 billion XRP, was provided to Ripple Labs. In 2017, Ripple Labs introduced an escrow mechanism to control the release of its XRP holdings. Under this mechanism, Ripple Labs placed 55 billion XRP (55% of the total supply) into a series of time-locked escrow accounts that release 1 billion XRP per month over 55 months.”

Comment 5

In the “Principal Risks” section of the Funds’ prospectuses, please make the change reflected below:

“If the Fund is unable to buy or sell XRP Futures Contracts as a result of position limits being hit or price limits that result in a halted or closed market—or for other reasons including limited liquidity in the XRP futures market, a disruption to the XRP futures market, or as a result of margin requirements, accountability levels, or other limitations imposed by the Fund’s FCMs, the listing exchanges, or the CFTC—the Adviser would take such action as it believes appropriate and in the best interest of the Fund in consideration of the facts and circumstances at such time, including: (i) investing in XRP-Linked Instruments that are not XRP Futures Contracts; (ii) requiring that Authorized Participants purchase and redeem creation units through an exchange for related position (EFRP) method rather than in cash; (iii) applying increased Authorized Participant variable transaction fees for purchases or redemptions of Creation Units made in cash; or (iv) de-levering the Fund, relative to its investment objective, by an amount reflecting prevailing price limits. In addition, the Fund generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time~~; that is to say, when the Fund is unable to increase its exposure to underlying assets~~.”

Response: The Registrant has made the requested change.

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Please call me at (202) 478-6492 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

By:	/s/ Barry Pershkow
Barry Pershkow